Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-239227-01

March 31, 2022

AMERICAN HOMES 4 RENT, L.P.

Pricing Term Sheet

Issuer:	American Homes 4 Rent, L.P.

State of Formation:	Delaware

Security Description:	3.625% Senior Notes due 2032 (the “2032 Notes”) 4.300% Senior Notes due 2052 (the “2052 Notes”)

Ratings (Moody’s / S&P):*	Baa3 / BBB-

Trade Date:	March 31, 2022

Settlement Date:**	April 7, 2022 (T+5)

Aggregate Principal Amount:	2032 Notes: $600,000,000 2052 Notes: $300,000,000

Maturity Date:	2032 Notes: April 15, 2032 2052 Notes: April 15, 2052

Coupon:	2032 Notes: 3.625% 2052 Notes: 4.300%

Benchmark Treasury:	2032 Notes: 1.875% due February 15, 2032 2052 Notes: 1.875% due November 15, 2051

Benchmark Treasury Price:	2032 Notes: 96-01 2052 Notes: 87-19

Benchmark Treasury Yield:	2032 Notes: 2.327% 2052 Notes: 2.468%

Spread to Benchmark Treasury:	2032 Notes: T+160 basis points 2052 Notes: T+200 basis points

Yield to Maturity:	2032 Notes: 3.927% 2052 Notes: 4.468%

Price to Public:	2032 Notes: 97.517% of principal amount 2052 Notes: 97.237% of principal amount

Interest Payment Dates:	2032 Notes: April 15 and October 15, commencing October 15, 2022 2052 Notes: April 15 and October 15, commencing October 15, 2022

Optional Redemption Provisions:

2032 Notes: The redemption price for the 2032 Notes that are redeemed prior to January 15, 2032 (three months prior to the stated maturity date of the notes) will be equal to the sum of: (1) 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon to, but not including, the redemption date; and (2) a make-whole amount based on a reinvestment rate equal to 25 basis points plus the weekly yield for the most recent week set forth in the most recent statistical release for the constant maturity U.S. Treasury security (rounded to the nearest month) corresponding to the remaining life to maturity (assuming that the notes mature on April 15, 2032), as of the payment date of the principal being redeemed. The redemption price for notes that are redeemed on or after January 15, 2032 will be equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

2052 Notes: The redemption price for the 2052 Notes that are redeemed prior to October 15, 2051 (six months prior to the stated maturity date of the notes) will be equal to the sum of: (1) 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon to, but not including, the redemption date; and (2) a make-whole amount based on a reinvestment rate equal to 30 basis points plus the weekly yield for the most recent week set forth in the most recent statistical release for the constant maturity U.S. Treasury security (rounded to the nearest month) corresponding to the remaining life to maturity (assuming that the notes mature on April 15, 2052), as of the payment date of the principal being redeemed. The redemption price for notes that are redeemed on or after October 15, 2051 will be equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

Joint Book-Running Managers:

BofA Securities, Inc.

J.P. Morgan Securities LLC

PNC Capital Markets LLC

Wells Fargo Securities, LLC

BMO Capital Markets Corp.

Citigroup Global Markets Inc.

Morgan Stanley & Co. LLC

Raymond James & Associates, Inc.

Co-Managers:	Mizuho Securities USA LLC Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc. Regions Securities LLC Samuel A. Ramirez & Company, Inc. RBC Capital Markets, LLC

CUSIP:	2032 Notes: 02666TAE7 2052 Notes: 02666TAF4

ISIN:	2032 Notes: US02666TAE73 2052 Notes: US02666TAF49

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

** The issuer expects that delivery of the notes will be made to investors on or about April 7, 2022, which will be the fifth business day following the date of this pricing term sheet (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the settlement date will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533 or PNC Capital Markets LLC at 1-855-881-0697.

This pricing term sheet does not constitute an offer to sell, or a solicitation of an offer to buy any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.